Filed pursuant to Rule 433
Registration No. 333-136224
Dated May 19, 2008
FINAL TERM SHEET
5.375% Senior Notes Due 2018

Issuer:	Baxter International Inc.

Ratings:	A3/A+/A

Format:	SEC-Registered

Ranking:	Senior Unsecured Notes

Offering Size:	$500 million

Trade Date:	May 19, 2008

Settlement Date:	May 22, 2008 (T+3)

Maturity:	June 1, 2018

Interest Payment Dates:	Semi-annually on each June 1 and December 1

First Pay Date:	December 1, 2008

Treasury Benchmark:	3.875% due 05/15/2018

Benchmark (Price/Yield):	100-11/3.833%

Spread to UST:	+158 bps

Re-offer Yield to Maturity:	5.413%

Coupon:	5.375%

Issue Price:	99.707%

Day Count Basis:	30/360

Optional Redemption:	Make Whole +25bps

CUSIP:	071813AY5

Bookrunners:	Goldman, Sachs & Co., J.P. Morgan Securities Inc.

Co-managers:	Banc of America Securities LLC, Mitsubishi UFJ Securities International plc, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by calling J.P. Morgan Securities Inc. collect at 212-834-4533.